SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G/A
 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)
(Amendment No. 1)

SCIVAC THERAPEUTICS INC.
(Name of Issuer)

COMMON SHARES, NO PAR VALUE
(Title of Class of Securities)

783899107
(CUSIP Number)

Copy to:
Barry Honig
555 South Federal Highway #450
Boca Raton, FL 33432
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 2, 2016
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ x] Rule 13d-1(c)
[   ] Rule 13d-1(d)

CUSIP No. 783899107

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 36,080,237
	6	SHARED VOTING POWER 38,170,843(1)
	7	SOLE DISPOSITIVE POWER 36,080,237
	8	SHARED DISPOSITIVE POWER 38,170,843(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,251,080(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.81% (Based on 756,599,439 shares outstanding as of December 21, 2015)
12	TYPE OF REPORTING PERSON* IN

 (1)        Includes (i) 6,157,009 common shares held by GRQ Consultants, Inc. (“GRQ”), (ii) 11,046,234 common shares held by GRQ Consultants, Inc. 401K (the “401K”), (iii) 20,017,000 common shares held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig (the “Roth 401K”) and (iv) 950,600 common shares held by Barry and Renee Honig Charitable Foundation, Inc. (the “Foundation”).  Mr. Honig is the President of GRQ and trustee of the 401K, Roth 401K and Foundation and in such capacities holds voting and dispositive power over the securities held by such entities.

CUSIP No. 783899107

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,157,009(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,157,009(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,157,009(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.81% (Based on 756,599,439 shares outstanding as of December 21, 2015)
12	TYPE OF REPORTING PERSON* CO

(1)        Mr. Honig is the President of GRQ, and in such capacity holds voting and dispositive power over the securities held by GRQ.

CUSIP No. 783899107

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc. 401K
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,046,234(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,046,234(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,046,234(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.46% (Based on 756,599,439 shares outstanding as of December 21, 2015)
12	TYPE OF REPORTING PERSON* OO

(1)        Mr. Honig is the trustee of the 401K, and in such capacity holds voting and dispositive power over the securities held by the 401K.

CUSIP No. 783899107

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc. Roth 401K FBO Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 20,017,000(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 20,017,000(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,017,000(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.65% (Based on 756,599,439 shares outstanding as of December 21, 2015)
12	TYPE OF REPORTING PERSON* OO

(1)        Mr. Honig is the trustee of the Roth 401K, and in such capacity holds voting and dispositive power over the securities held by the Roth 401K.

CUSIP No. 783899107

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry and Renee Honig Charitable Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 950,600(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 950,600(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950,600(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.13% (Based on 756,599,439 shares outstanding as of December 21, 2015)
12	TYPE OF REPORTING PERSON* OO

(1)        Mr. Honig is the trustee of the Foundation, and in such capacity holds voting and dispositive power over the securities held by the Foundation.

Item 1(a).	Name of Issuer:

SciVac Therapeutics, Inc. (“Issuer”)

Item 1(b).                 Address of Issuer's Principal Executive Offices:

Gad Feinstein Rd., POB 580
Rehovot, Israel 7610303

Item 2(a).                 Name of Person Filing.

The statement is filed on behalf of Barry Honig (“Honig”), GRQ Consultants, Inc. (“GRQ”), GRQ Consultants, Inc. 401K (the “401K”), GRQ Consultants, Inc. Roth 401K FBO Barry Honig (the “Roth 401K”) and Barry and Renee Honig Charitable Foundation, Inc. (the “Foundation”, and together with Honig, GRQ, 401K, Roth 401K and Foundation, the “Reporting Person”).

Item 2(b).                 Address of Principal Business Office or, if None, Residence.

555 South Federal Highway #450, Boca Raton, FL 33432

Item 2(c).                 Citizenship.

Barry Honig is a citizen of the United States. GRQ, 401K, Roth 401K and Foundation are incorporated in the State of Florida.

Item 2(d).                 Title of Class of Securities.

Common Shares, no par value

Item 2(e).                 CUSIP Number.

783899107

Item 3.                     Type of Person

Not applicable.

Item 4.                     Ownership.

(a) Amount beneficially owned: 74,251,080 (1)

(b) Percent of class:  9.81% (Based on 756,599,439 shares outstanding as of December 21, 2015)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 36,080,237

(ii) Shared power to vote or to direct the vote: 38,170,843(1)

(iii) Sole power to dispose or to direct the disposition of: 36,080,237

(iv) Shared power to dispose or to direct the disposition of: 38,170,843(1)

_________________

(1)
Includes (i) 6,157,009 common shares held by GRQ, (ii) 11,046,234 common shares held by the 401K, (iii) 20,017,000 common shares held by the Roth 401K and (iv) 950,600 common shares held by the Foundation.  Mr. Honig is the President of GRQ and trustee of the 401K, Roth 401K and Foundation and in such capacities holds voting and dispositive power over the securities held by such entities.

Item 5.                 Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                 Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.                 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.                 Identification and Classification of Members of the Group.

Not applicable.

Item 9.                 Notice of Dissolution of Group.

Not applicable.

Item 10.              Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2016	By:	/s/ Barry Honig
Barry Honig

GRQ Consultants, Inc.
Date: February 2, 2016	By:	/s/ Barry Honig
Barry Honig, President

GRQ Consultants, Inc. 401K
Date: February 2, 2016	By:	/s/ Barry Honig
Barry Honig, Trustee

GRQ Consultants, Inc. Roth 401K FBO Barry Honig
Date: February 2, 2016	By:	/s/ Barry Honig
Barry Honig, Trustee

Barry and Renee Honig Charitable Foundation, Inc.
Date: February 2, 2016	By:	/s/ Barry Honig
Barry Honig, Trustee